Exhibit 99.1

Reuters

Investor Group Urges Pa. Veto of Sovereign Bill

By Jonathan Stempel

February 6, 2006

NEW YORK, Feb 6 (Reuters) - An association of pension funds with more than $3 trillion of assets has urged Pennsylvania’s governor to veto a bill designed to help that state’s Sovereign Bancorp Inc. complete a controversial merger that has angered shareholders.

The Council of Institutional Investors, which represents more than 130 corporate, union and public pension plans, on Monday said it joined the No. 3 U.S. savings and loan’s two largest investors in urging Gov. Edward Rendell to reject the measure.

Philadelphia-based Sovereign intends to sell a 19.8 percent stake to Banco Santander Central Hispano for $2.4 billion, and then buy Brooklyn, New York’s Independence Community Bank Corp. for $3.6 billion.

Some shareholders believe the transactions would give Santander too much influence over Sovereign. A shareholder vote would have been required had Santander agreed to buy a 20 percent stake.

Both houses of Pennsylvania’s legislature voted last week to forbid the removal of company directors without cause, and to change rules to determine which shares count toward the 20 percent threshold.

The bill took only a day to win passage. Sovereign shares have fallen 4.6 percent in the three trading days since the bill’s passage.

“It is important to carefully consider the potential damage to the reputation of the state and how this legislation will impair the value of all Pennsylvania corporations,” wrote Ann Yerger, executive director of the Council of Institutional Investors, in a Feb. 2 letter to the governor.

A Rendell spokesman said the governor is still reviewing the bill.

Relational Investors LLC, a San Diego firm that owns 8 percent of Sovereign’s shares, has led a public fight against the transactions since late October.

The bank’s No. 2 shareholder, Franklin Mutual Advisers LLC, also opposes the transactions.

Late last year, the New York Stock Exchange approved a modified version of the Santander transaction. Relational has asked the U.S. Securities and Exchange Commission to block it.

Sovereign has $63.7 billion of assets and more than 650 banking offices. Independence has $19.1 billion of assets and 125 branches in New York City, Nassau and Suffolk counties and New Jersey. It operates in Staten Island as SI Bank & Trust.

Sovereign shares rose 3 cents to $20.67 in Monday trading on the New York Stock Exchange.

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